Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

NINTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CODEXIS, INC.

The undersigned duly authorized officer of Codexis, Inc., a Delaware corporation, hereby certifies the following:

ONE: The original name of this corporation is Codexis, Inc. and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was January 31, 2002.

TWO: The Corporation’s Ninth Amended and Restated Certificate of Incorporation (the “Restated Certificate of Incorporation”) shall be amended by replacing Article IV Section A with the following:

ARTICLE IV

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is two hundred five million (205,000,000) shares, two hundred million (200,000,000) shares of which shall be Common Stock and five million (5,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of one-hundredth of one cent ($0.0001) per share and the Preferred Stock shall have a par value of one-hundredth of one cent ($0.0001) per share.”

THREE: This Certificate of Amendment of the Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 of the DGCL.

FOURTH: This Certificate of Amendment of the Restated Certificate of Incorporation shall become effective immediately upon filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf on this 14th day of June, 2023.

CODEXIS, INC.

By:	/s/ Sriram Ryali
Sriram Ryali, Chief Financial Officer